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Exhibit 11.  SCHEDULE OF COMPUTATION OF EARNINGS PER SHARE


(in thousands except per share data)                                      1996       1995     1994

Net income                                                               $21,957   $20,985   $10,603

Weighted average number of common shares outstanding during the year       9,835     9,739     9,573
Add: common equivalent shares representing shares issuable upon
     conversion of stock options (using the treasury stock method)           154       268       276
Weighted average number of common shares and common share equivalents      9,989    10,007     9,849


Primary and fully diluted net income per common share                    $  2.20   $  2.10   $  1.08

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